07026875

September 6, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4





SEC MAIL PROCESSING SECTION RECEIVED SEP 1 3 2007 WASH, DC 160

SUPPL

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2006, dated June 27, 2007; published (in both English & Chinese language) on the websites of the Hong Kong Exchanges and Clearing Limited and the Company on June 27, 2007;

2. The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2006, dated June 20, 2007;

3. The Company's circular regarding discloseable transaction and formation of a joint venture for development of land in Hong Kong, dated June 20, 2007;

Dew 9/25

(Stock Code: 173)

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

The Board announces that Golden Arrow (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 15% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a Discloseable Transaction. The Company intends to dispatch a circular to the Shareholders within the time and containing such details as are required by the Listing Rules.

(I) DATE OF THE MOA 31 MAY 2007

(II) PARTIES TO THE MOA

1. King Chance, a wholly-owned subsidiary of Sino Land.
2. Nan Fung Development, a wholly-owned subsidiary of Chen's Holdings Limited.
3. Golden Arrow, an indirect wholly-owned subsidiary of the Company.
4. Rich Honour, an indirect wholly-owned subsidiary of Chinese Estates.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), each of the entities in 1, 2 and 4 above in this section (II) are Independent 3rd Parties.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company will be to invest in Union King, a newly incorporated company, the business of which will be to construct on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 8 May 2007 and shall not be used for any purpose other than non-industrial (excluding godown, hotel, or petrol filling station) purposes. The site area of the Land is (about) 8,060 square meters, and maximum gross floor area for development on the Land is 60,450 square meters, of which 52,390 square meters are for private residential and 8,060 square meters are for non-industrial (excluding private residential, godown, hotel, or petrol filling station) purposes according to the Land Grant. Union King (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it pays in full the Land premium of HK$4,000,000,000 on 5 June 2007. The share of Land premium is in proportion to each JV Partner's respective equity interest in the JV Company.

Ownership of Union King in the JV Company

The board of directors of the JV Company and Union King will comprise, in both cases, 8 directors, 4 of whom are nominated by King Chance, 2 by Nan Fung Development and one each by Rich Honour and Golden Arrow.

Pursuant to the terms of the MOA, the JV Company will issue 45 shares to King Chance, as well as 15 shares to Golden Arrow, 25 shares to Nan Fung Development, and 15 shares to Rich Honour, after which the shareholdings of the JV Company will be as described in (A) of this section (III). The shareholding of Union King is that as described in (B) of this section (III).

(A) THE JV COMPANY

Name of shareholder	No. of issued shares to hold	% of equity interest
1. King Chance	45	45%
2. Nan Fung Development	25	25%
3. Golden Arrow	15	15%
4. Rich Honour	15	15%
TOTAL	100	100%

(B) UNION KING

Name of shareholder	No. of issued shares held	% of equity interest
The JV Company	One (HK$1.00 each)	100%

Executive committee

There is an executive committee under Union King which is responsible for overseeing and monitoring the development and the day-to-day administration and management of development project on the Land. The executive committee reports to the board of Union King and consists of 6 committee members. King Chance nominates three, and each of Nan Fung Development, Golden Arrow, and Rich Honour nominates one representative to the executive committee.

Financing of the JV Company & Union King

It is presently estimated that the total cost of the development will be HK$5,000 million, of which HK$4,000 million represents the Land premium and HK$1,000 million represents the estimated construction cost for the development.

Golden Arrow and each of the JV Partners agree that the development of the Land will be financed through (a) bank borrowing of which the JV Partners may be required to provide security or guarantee) and (b) shareholders' loans. All guarantees and shareholders' loans will be provided by the respective parent companies of Golden Arrow and the JV Partners (for Nan Fung Development by Nan Fung Development and Nan Fung Textiles Limited) on a several basis and in proportion to their respective equity interests in the JV Company.

On 31 May 2007, Union King has entered into a facility agreement with lenders under which a loan facility of a total amount of HK$3,000 million has been arranged for Union King to finance 50% of the Land premium (being HK$2,000 million) and 100% of the construction cost (presently estimated at HK$1,000 million) in respect of the development of the Land. The drawdown of the sum of HK$2,000 million for 50% of the Land premium will be on 5 June 2007. The loan facility was obtained after arm's length negotiation with the lenders, bearing normal commercial interest rates. As security for the loan facility to Union King, on 31 May 2007:

(i) the Company together with Sino Land, Nan Fung Development and Nan Fung Textiles Limited (between them as one group), and Chinese Estates (collectively, the "*Covenantors*") have entered into:

  (a) a guarantee in favor of the lenders on a several and pro rata basis in proportion to each of Golden Arrow and the relevant JV Partners' respective equity interest in the JV Company; and

  (b) a funding agreement (together with Union King) in favor of the lenders pursuant to which (inter alia) the Covenantors have undertook on a several and on the same pro rata basis to fund construction and other costs required to complete the development project, and jointly and severally to procure that Union King will complete the development project according to the construction time schedule;

(ii) Nan Fung Development and the respective subsidiaries of the Covenantors (other than the Nan Fung group of Covenantors) have entered into a subordination agreement with the lenders pursuant to which, inter alia, all present and future indebtedness owed by Union King to these subsidiaries is subordinated to the indebtedness of Union King to the lenders under the HK$3,000 million loan facility.

The Company (together with the other Covenantors) will fund the other 50% of the Land premium by way of shareholders' advances on a pro rata basis by reference to their respective equity interests in the JV Company to enable Union King to pay the full amount of the Land premium on 5 June 2007.

Profit Sharing

It is expected that any profit of the JV Company will be ultimately shared by the JV Partners pro rata based on their respective equity interests in the JV Company.

(IV) CONSIDERATION & COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Pursuant to the terms of the MOA, Golden Arrow will pay for its 15 shares (representing 15% equity interest) in the issued share capital of the JV Company. The Company will advance by way of shareholders' loan to the JV Company, on a pro rata basis by reference to its 15% equity interest, a sum of HK$301,450,500 for the purposes of funding its portion of the 50% of the Land premium and the front end fee and agency fee in connection with the loan facility described above. The source of funding for this shareholders' advance to the JV Company will be from internal resources of the Company.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$751,450,500 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1.	15% share of Land premium	HK$600,000,000
2.	15% share of construction and development costs	HK$150,000,000
3.	15% share of the lenders' agency and loan commitment fee	HK$1,450,500

ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land, which is principally engaged in the property development and investment in Hong Kong.

ABOUT NAN FUNG DEVELOPMENT

The Company has been informed that Nan Fung Development is a wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong.

ABOUT RICH HONOUR

The Company has been informed that Rich Honour is an indirect wholly-owned subsidiary of Chinese Estates, which is an investment holding company. The principal subsidiaries of Chinese Estates are engaged in property investment and development, brokerage, securities investment and money lending.

ABOUT GOLDEN ARROW

Golden Arrow is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole. The JV Company will be equity accounted for in the consolidated accounts of the Group and will be treated as jointly controlled entity in the consolidated accounts of the Group.

GENERAL

The acquisition by the Company of a 15% interest in the JV Company and its financing commitment exceed 5% but does not exceed 25% of one or more of the applicable percentage ratios (as defined in the Listing Rules), and as such, it constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular on the Joint Venture in accordance with the requirements of the Listing Rules will be dispatched to the Shareholders as soon as practicable.

The MOA is binding on Golden Arrow, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate.

In the event that there is a material change to the terms of the MOA as described in this announcement, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement:

"associates"	has the meanings ascribed thereto in the Listing Rules.
"*Board*"	refers to the board of Directors.
"*Company*"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange.
"*Chinese Estates*"	Chinese Estates Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 127).
"*Director(s)*"	refers to the director(s) of the Company.
"*Golden Arrow*"	Golden Arrow Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company.
"*Group*"	collectively refers to the Company and its subsidiaries.
"*Hong Kong*" and "*HK$*"	respectively, the Hong Kong Special Administrative Region of The People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong).
"*Independent 3rd Party*"	a 3rd party independent of the Company and connected persons of the Company (being a Director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them).
"*Joint Venture*"	refers to the joint venture of the Company and the JV Partners formed for development of the Land through the JV Company and Union King on the terms of the MOA.
"*JV Company*"	Nimble Limited, a company incorporated in the British Virgin Islands with registered office at Pasea Estate, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture.
"*JV Partners*"	collectively refers to Nan Fung Development, King Chance and Rich Honour, and "*JV Partner*" is any one of them.
"*King Chance*"	King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land and is an Independent 3rd Party.
"*Land*"	that piece of land registered in The Land Registry as Kowloon Inland Lot No.11073 at the junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon, Hong Kong as described in the Land Grant.
"*Land Grant*"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Union King with the Hong Kong Government.
"*Listing Rules*"	the Rules Governing the Listing of Securities on the Stock Exchange.
"*MOA*"	a Memorandum of Agreement dated 31 May 2007 among Golden Arrow, the JV Company, and the JV Partners for the formation of the Joint Venture.
"*Nan Fung Development*"	Nan Fung Development Limited, a company incorporated in Hong Kong that is beneficially owned by Mr. Chen Din Hwa and is an Independent 3rd Party.
"*Rich Honour*"	Rich Honour Limited, a limited company established in Hong Kong and an indirect wholly-owned subsidiary of Chinese Estates and is an Independent 3rd Party.
"Shareholder(s)"	refers to the shareholder(s) of the Company.
"*Sino Land*"	Sino Land Company Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).
"*Stock Exchange*"	The Stock Exchange of Hong Kong Limited.
"*US$*"	US Dollar, the lawfully currency of the United States of America.
"*Union King*"	Union King (Hong Kong) Limited, a company incorporated in Hong Kong with its registered office presently at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.
"%"	percentage.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 31 May 2007

嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

須予披露交易
及
成立合營企業
藉以發展位於香港之該地塊

董事會宣佈，金箭(本公司之間接全資附屬公司)已就合營企業訂立備忘協議，藉以發展該地塊。根據備忘協議，本公司同意購入合營公司之15%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立合營企業構成一項須予披露交易。本公司擬按照上市規則之規定於限期內向股東寄發有關詳情之通函。

(I) 訂立備忘協議之日期：二零零七年五月三十一日

(II) 合營企業之訂約方

1. 會連，信和置業之全資附屬公司。
2. 南豐發展，Chen's Holdings Limited之全資附屬公司。
3. 金箭，本公司之間接全資附屬公司。
4. 豐鴻，華人置業之間接全資附屬公司。

各董事經合理查詢後知悉並深信，上文第(II)節第1、2及4項所述之公司均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立只為發展該地塊及管理發展後之房地產。合營公司持有聯基(一間新成立之公司)，而聯基之業務則為建設及發展該地塊。

該地塊乃根據土地合同批出，由二零零七年五月八日起為期五十年，除用作非工業用途(不包括貨倉、酒店或加油站)外，不得用作其他用途。根據土地合同，該地塊之地盤面積(約)8,060平方米，而該地塊之最大建築面積為60,450平方米(其中52,390平方米用作私人住宅用途，而8,060平方米用作非工業用途(不包括私人住宅、貨倉、酒店或加油站))。聯基(合營公司之全資附屬公司)將於二零零七年六月五日全數支付地價港幣4,000,000,000元後，以該地塊之承授人身份與香港政府簽實土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率攤分。

聯基及合營公司之擁有權

合營公司及聯基兩者之董事會將由八名董事組成，其中四人由會連提名，兩人由南豐發展提名，及由豐鴻與金箭各提名一人。

根據備忘協議之條款，合營公司將發行45股股份予會連、15股股份予金箭、25股股份予南豐發展，以及15股股份予豐鴻。發行股份後，合營公司之股權將如本文第(III)節(A)項所述。聯基之股權將如本文第(III)節(B)項所述。

(A) 合營公司

股東名稱	將持已發行股份數目	所佔股本權益百分比
1. 會連	45	45%
2. 南豐發展	25	25%
3. 金箭	15	15%
4. 豐鴻	15	15%
總計	100股	100%

(B) 聯基

股東名稱	所持已發行股份數目	所佔股本權益百分比
合營公司	1股(每股面值港幣1元)	100%

執行委員會

聯基轄下之執行委員會專責監督及控制該地塊發展及日常行政運作，以及管理該發展項目之該地塊。執行委員會需向聯基之董事會匯報。執行委員會由六名委員組成，其中由會連提名三人加入執行委員會，而南豐發展、金箭及豐鴻則各提名一位代表加入執行委員會。

合營公司及聯基之融資

總發展成本現估計為港幣5,000,000,000元，其中港幣4,000,000,000元為地價，而港幣1,000,000,000元為該發展之估計建築成本。

金箭及各合營夥伴同意透過(a)銀行借貸(合營夥伴或須作出抵押或擔保)及(b)股東貸款方式發展該地塊。合營夥伴之母公司(而南豐發展則以自身及南豐紡織有限公司)以個別基準及按彼等於合營公司之股份權益作出擔保及提供股東貸款。

於二零零七年五月三十一日，聯基與銀團簽訂融資協議，由銀團提供貸款融資予聯基，總額港幣3,000,000,000元，用作支付50%之地價(港幣2,000,000,000元)及100%之建築成本(現估計為港幣1,000,000,000元)，藉以發展該地塊。將於二零零七年六月五日提取港幣2,000,000,000元，用作支付50%之地價。貸款融資經與銀團正常商討後所得，屬一般商業利率。於二零零七年五月三十一日，就貸款融資予聯基作出抵押：

(i) 本公司與信和置業、南豐發展及南豐紡織有限公司(相互合為一組)，以及華人置業(統稱「契諾承諾人」)簽訂下列文件：

  (a) 擔保書。各契諾承諾人以各自其於合營公司股份權益按比例向銀團提供擔保；及

  (b) 注資協議。契諾承諾人向銀團及聯基承諾(以個別及按比例之基準)注資建築及其他所需費用以完成該發展項目，以及(以共同及個別之基準)促使該發展項目能按進度完成；

(ii) 南豐發展及其他各自契諾承諾人之附屬公司與銀團簽訂債權從屬協議，就港幣3,000,000,000元之貸款融資予聯基對該等附屬公司所有現時及將來未償還款項從屬于銀團。

本公司(並與其他各契諾承諾人)將以股東貸款墊支方式按比例以各自在合營公司股份權益為基準分別注資另外50%地價，以便聯基能於二零零七年六月五日支付地價全數金額。

利潤分配

預期合營公司之任何利潤將按比例其在合營公司股份權益最終分配予合營夥伴。

(IV) 合營企業之代價及本公司對合營企業之承擔

根據備忘協議之條款，金箭將會支付其於合營公司已發行股本中之15股股份(佔15%股本權益)，而本公司將按其本身之15%權益之比例以股東貸款方式墊支港幣301,450,500元，用作支付50%地價，以及貸款融資之手續費用及代理費用。本公司透過內部資源注資該等股東墊支款項予合營公司。

本公司於合營企業之總承擔(按現時估計)為港幣751,450,500元(惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1.	地價之15%權益	港幣600,000,000元
2.	建築及開發成本之15%權益	港幣150,000,000元
3.	銀團之代理人及貸款承擔費用之15%權益	港幣1,450,500元

有關會連之資料

本公司獲告知，會連為一間投資控股公司，為信和置業之全資附屬公司。信和置業之主要業務為於香港從事物業發展及投資。

有關南豐發展之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有，而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務為於香港從事物業發展及投資。

有關豐鴻之資料

本公司獲告知，豐鴻為一間投資控股公司，為華人置業之間接全資附屬公司。華人置業之主要業務為物業投資及發展、經紀服務、證券投資及放債。

有關金箭之資料

金箭為本公司之間接全資附屬公司，為一間投資控股公司。本公司主要附屬公司之主要業務為於中國內地、香港及東南亞從事物業發展及投資。

進行收購及成立合營企業之理由

董事認為香港樓市前景樂觀，尤其是豪宅市場。董事會相信，透過合營企業收購該地塊之權益不僅可擴大本集團之資產投資組合，同時亦可提升本集團於香港豪宅市場之地位。董事認為合營企業乃按正常商業條款成立，條款對本公司及股東而言屬公平合理，而成立合營企業乃符合本公司及股東之整體利益。合營公司之權益將於本集團之綜合賬目入賬，為本集團之共同控制實體。

一般事項

本公司收購合營公司之15%權益及其出資承擔超過一個或多個適用百分比率(定義見上市規則)之5%，但不多於25%，因此，根據上市規則第十四章之規定構成本公司之一項須予披露交易。本公司將遵照上市規則之規定，將有關合營企業之通函盡快寄發予股東。

備忘協議對金箭、合營公司及合營夥伴均具約束力，並將於適當時間以一份由相同訂約方訂立之股東協議取代，屆時備忘協議將予終止。

倘本公佈所述備忘協議之條款有重大變更，本公司將另行公佈或刊發補充通函(視乎情況而定)。倘若本公司於合營企業之總資本承擔有任何增加，導致適用之百分比率超過25%，本公司將遵守上市規則第十四章之相關規定。

釋義

於本公佈內：

「聯繫人」	指	具有上市規則所賦予之涵義。
「董事會」	指	本公司董事會。
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市。
「華人置業」	指	華人置業集團有限公司，一間於百慕達註冊成立之公司，其股份於聯交所主板上市(股份代號：127)。
「董事」	指	本公司董事。
「金箭」	指	金箭有限公司，一間於香港註冊成立之公司，為本公司之間接全資附屬公司。
「本集團」	指	本公司及其附屬公司之統稱。
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及香港法定貨幣港元。
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人)之獨立第三方。
「合營企業」	指	本公司根據備忘協議之條款與合營夥伴合作，透過合營公司及聯基以發展該地塊。
「合營公司」	指	Nimble Limited，一間於英屬處女群島註冊成立之公司，註冊辦事處位於Pasea Estate, Road Town, Tortola, British Virgin Islands，為合作發展該地塊及根據備忘協議之條款而成立之合營公司。
「合營夥伴」	指	南豐發展、會連及豐鴻之統稱，其各自亦稱為「合營夥伴」。
「會連」	指	會連發展有限公司，一間於香港註冊成立之公司，由信和置業實益擁有，為一獨立第三方。
「該地塊」	指	土地合同所述於土地註冊處註冊為香港九龍內地段第11073號九龍西九龍填海區海泓道、欣翔道及友翔道交界之該幅地塊。
「土地合同」	指	聯基與香港政府將就該地塊訂立之土地條件批文。
「上市規則」	指	聯交所證券上市規則。
「備忘協議」	指	金箭、合營公司及合營夥伴就成立合營企業而於二零零七年五月三十一日訂立之備忘協議。
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生實益擁有，為一獨立第三方。
「豐鴻」	指	豐鴻有限公司，一間於香港註冊成立之有限公司，為華人置業之間接全資附屬公司，為一獨立第三方。
「股東」	指	本公司之股東。
「信和置業」	指	信和置業有限公司，一間於香港註冊成立之公司，其股份於聯交所主板上市(股份代號：83)。
「聯交所」	指	香港聯合交易所有限公司。
「美元」	指	美國法定貨幣美元。
「聯基」	指	聯基(香港)有限公司，一間於香港註冊成立之有限公司，其註冊辦事處現位於香港九龍尖沙咀梳士巴利道尖沙咀中心十二樓。
「百分比」	指	百分比。

於本公佈日，執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明偉

香港，二零零七年五月三十一日

4. The Company's announcement regarding disclosure pursuant to rule 13.16 of the listing rules on financial assistance to affiliated companies, dated June 5, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 5, 2007;

5. The Company's announcement regarding discloseable transaction and formation of a joint venture for development of land in Hong Kong, dated May 31, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 1, 2007; and

6. The Company's announcement regarding disclosure pursuant to rules 13.13 and 13.16 of the listing rules on advances and financial assistance to entity and affiliated company, dated May 30, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on May 30, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\44sec.doc

ꟿ K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSURE PURSUANT TO RULES 13.13 AND 13.16 OF THE LISTING RULES ON ADVANCES AND FINANCIAL ASSISTANCE TO ENTITY AND AFFILIATED COMPANY

> The Company announces that the amount of advances/financial assistance given to, and guarantees given for the loan facilities granted to, entity and affiliated company by the Company in aggregate exceeds 8% of the total assets of the Company. In accordance with the requirements under Rules 13.13 and 13.16 of the Listing Rules, the Company announces the details of such advances/financial assistance and guarantees.

Reference is made to the announcement made by the Company dated 4 April 2007 pursuant to Chapter 14 of the Listing Rules ("*JV Announcement*"). Terms defined in the JV Announcement have the same meaning when used in this announcement, unless otherwise stated. Full Raise International Limited (the JV Company) is an affiliated company of the Company. On 23 May 2007, the Company has provided corporate guarantee and entered into funding agreement and Wealthy Vision (an indirect wholly owned subsidiary of the Company) has entered into subordination agreement with lenders which provided loan facilities in the total amount of HK$3,100,000,000 ("*loan facilities*") to Ace Glory (a wholly owned subsidiary of the JV Company and grantee of the Land) for the purpose of developing the Land. Ace Glory will draw on HK$1,751,000,000 of the loan facilities on 30 May 2007. The amount of advances to, and guarantees given for the loan facilities granted to, Ace Glory has exceeded 8% of the total assets of the Company. In accordance with the requirements under Rules 13.13 and 13.16 of the Listing Rules, the Company announces the details of financial assistance provided by the Company as follows:

Name of affiliated company	Company's % equity interest in the affiliated company	Amount of loan facilities obtained by Ace Glory (wholly owned subsidiary of the affiliated company)	Amount of loan facilities guaranteed by the Company	Amount of committed capital injection by way of shareholder's advances by the Group to the affiliated company
Full Raise International Limited	25%	HK$3,100,000,000	HK$775,000,000 (on several basis and pro rata to the Company's 25% interest in the affiliated company), as to which HK$437,500,000 is for re-financing of the Company's (25%) share of half of Land premium, full amount of which has already been paid and as to HK$337,500,000 is for the Company's (25%) share of the construction costs of the Land.	HK$437,500,000 (unsecured and interest-free, and pro rata to the Company's 25% interest in the affiliated company). The capital injection is funded from the internal resources of the Group and has been applied by Ace Glory towards part payment of the Land premium.

Other terms of the loan facilities required to be disclosed pursuant to Rule 13.16 of the Listing Rules :

Interest rate of the loan facilities	Normal commercial rate after arm's length negotiation with the lenders.
Final maturity of the loan facilities	The earlier of (a) the date falling 48 months from 23 May 2007 and (b) the date falling 6 months after the issuance of the Certificate of Compliance by the Director of Lands in respect of the Land.
Security provided by the Group for the loan facilities	Subordination agreement by Wealthy Vision of all the indebtedness of Ace Glory to it, guarantee and funding agreement for project cost overrun (with completion guarantee) by the Company (on several basis and pro rata to the Company's 25% interest in the affiliated company) in favor of the lenders.
Amount of loan facilities utilized by Ace Glory which are guaranteed by the Company	HK$1,750,000,000 (to refinance half of the premium already paid by Wealthy Vision and the JV Partners in respect of the Land) and HK$1,000,000 (being part of the construction cost of the Land) to be drawn down on the loan facilities by Ace Glory on 30 May 2007.

The Company will comply with the relevant disclosure requirements pursuant to Rules 13.20 and 13.22 of the Listing Rules for so long as the circumstances giving rise to such disclosure obligation continue to exist.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kai and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 30 May 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

FINAL SCRIP DIVIDEND WITH CASH OPTION
FOR THE YEAR ENDED 31 DECEMBER 2006

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31 December 2006 is HK$2.7645.

Further to the circular to shareholders of K. Wah International Holdings Limited ("*Company*") dated 20 June 2007 ("*Circular*") describing the arrangements for payment of the final scrip dividend of HK$0.025 per ordinary share of HK$0.10 each of the Company ("*Share*"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$2.7645.

The discounted market value is the average of the closing prices of one Share being traded on The Stock Exchange of Hong Kong Limited ("*Stock Exchange*") for the five trading days from 21 June 2007 to 27 June 2007, both days inclusive (which is HK$2.91), less five per cent discount, rounding down to four decimal places as stated in the Circular.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections:

$$\text{Number of Shares held on 20 June 2007 for which cash election is not made} \times \frac{\text{HK\$0.025}}{\text{HK\$2.7645}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31 December 2006, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.025 per Share will be posted to shareholders of the Company at their own risk on 20 July 2007.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 6 July 2007. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 23 July 2007. Application has been made to the Stock Exchange for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 June 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

截至二零零六年十二月三十一日止年度
之末期以股代息（附現金選擇）

> 用以計算配發予本公司股東作為截至二零零六年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣 2.7645 元。

繼於二零零七年六月二十日致 K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）股東概述以股代息安排之通函（「通函」）後，本公司宣佈，用以計算配發本公司每股面值港幣 0.10 元普通股股份（「股份」）之港幣 0.025 元代息股份數目之折讓市值為每股股份港幣 2.7645 元。

如通函所述，該折讓市值為由二零零七年六月二十一日起至二零零七年六月二十七日止五個交易日（首尾兩天包括在內）一股股份在香港聯合交易所有限公司（「聯交所」）之平均收市價（即港幣 2.91 元），再折讓百分之五（只計算至小數點後四個數字）。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

$$\text{於二零零七年六月二十日持有未有選擇收取現金之股份數目} \times \frac{\text{港幣 0.025 元}}{\text{港幣 2.7645 元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益（截至二零零六年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣 0.025 元之股息單將於二零零七年七月二十日寄發予股東,如有郵誤,概由彼等負責。

股東如欲全部或部分以現金收取末期股息以代替新股份,務須於二零零七年七月六日下午四時三十分前將選擇表格填妥並交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司,地址為香港灣仔皇后大道東 183 號合和中心 18 樓 1806－1807 室。將予配發作為末期以股代息之新股份預期將於二零零七年七月二十三日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交聯交所。

於本公告日期,本公司之執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士;非執行董事為梁文建先生及黃乾亨博士;而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。


承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德


香港,二零零七年六月二十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA
(Chairman)
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

20 June 2007

To the Shareholders,

Dear Sir or Madam,

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31 DECEMBER 2006

Introduction

At the annual general meeting of K. Wah International Holdings Limited ("*Company*") held today, it was resolved that a final dividend for the year ended 31 December 2006 ("*Final Dividend*") of HK$0.025 per issued share of the Company ("*Share*") be paid to shareholders whose names appear on the registers of members at the close of the business on 20 June 2007. It was also resolved that the Final Dividend should be satisfied by way of scrip dividend

by an allotment of new Shares credited as fully paid in accordance with the Memorandum of Association and Bye-laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend. The latest date on which transfers were accepted for registration in order to qualify for the Final Dividend was 12 June 2007.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the Final Dividend:

(i)   an allotment of new Shares ("*New Shares*") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of Final Dividend which shareholders could elect to receive in cash in respect of HK$0.025 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii)   Final Dividend of HK$0.025 per Share in cash; or

(iii)   partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("*Discounted Market Value*") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited ("*Stock Exchange*") for the five trading days from 21 June 2007 to 27 June 2007 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 27 June 2007 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. The Company will make a press notification, and information about the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made available on the websites of the Company and the Stock Exchange on 28 June 2007. **The last day on which shareholders will be entitled to make their choices of the above alternatives is 6 July 2007.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 20 June 2007 and for which elections to receive the Final Dividend in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 6 July 2007, will be calculated as follows:

$$\text{Number of New Shares to be received} = \begin{array}{c} \text{Number of existing Shares} \\ \text{held on 20 June 2007 for} \\ \text{which cash election is not made} \end{array} \times \frac{\text{HK\$0.025}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the Final Dividend and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The Company will also benefit because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the Final Dividend in cash were received in respect of all the existing Shares registered as at 20 June 2007, the total cash dividend payable by the Company would be approximately HK$60,870,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i) prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii) prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the Final Dividend which you are entitled to receive to be wholly satisfied by an allotment of New Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of New Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 6 July 2007.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Branch Share Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:30 p.m. on 6 July 2007.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the Final Dividend. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This circular and Form of Election will not be registered in Hong Kong or any other jurisdiction. The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. The Company has made enquiries with legal advisers where its overseas shareholders are based regarding legal restrictions and regulatory

requirements on participation of shareholders resident outside Hong Kong in the scrip dividend arrangements as required by Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Since registration or filing or other procedures will need to be carried out to comply with the relevant securities legislations of Australia, Canada, Liberia, Singapore, the United Kingdom and the United States of America ("*Excluded Jurisdictions*") and/or the costs of complying with the requirements in each Excluded Jurisdiction will exceed materially any potential benefit to the Company of doing so, the Directors consider that it would be necessary and expedient to exclude shareholders with registered addresses in the Excluded Jurisdictions ("*Excluded Shareholders*") from the scrip dividend arrangements as it would be impractical to comply with such procedures in these countries given the small shareholder base. Accordingly, Form of Election will not be sent to the Excluded Shareholders and they will only receive this circular for information. Excluded Shareholders will receive their dividend wholly in cash.

Apart from the Excluded Shareholders, according to the Company's registers of members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the scrip dividend arrangements. It is the responsibility of any shareholders outside Hong Kong who wishes to receive New Shares under the scrip dividend arrangements to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. It is also the responsibility of any shareholders outside Hong Kong who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on the Stock Exchange. On no other stock exchanges are any part of the Shares listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. There are convertible bonds listed on the Luxembourg Stock Exchange, which are convertible into Shares, as referred to in the Company's announcement dated 23 March 2004. Application has been made to the Stock Exchange for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 20 July 2007 and dealings in such Shares will commence on 23 July 2007. In the unlikely event that the New Shares are not admitted to listing by the Stock Exchange before 20 July 2007, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Che-woo Lui
Chairman

This document is in English and Chinese. In case of any inconsistency, the English version shall prevail.

居於香港以外地區之股東參與以股代息安排所涉及法律及監管限制而向身居香港以外之股東所在地之法律顧問作出查詢。由於需要辦理註冊、登記或其他手續以符合澳洲、加拿大、利比利亞、新加坡、英國及美國（「除外司法管轄區」）等當地有關證券法例，及／或因遵守各除外司法管轄區之要求之成本而嚴重超出本公司提供以股代息安排之任何潛在得益，董事認為因當地股東基礎甚少，如要符合此等手續將為不合實際，因此有必要及適宜不提供以股代息安排予註冊地址於除外司法管轄區之股東（「除外股東」）。因此，除外股東只可將獲寄發本通函作參考，而不會獲寄發選擇表格。除外股東將全部以現金收取彼等之股息。

除上述六個地區之海外股東外，根據本公司的股東名冊，本公司亦有部分股東其註冊地址在香港以外地區，該等股東獲准參與以股代息安排。居於香港以外地區之任何股東如希望根據以股代息安排收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他手續。居於香港以外地區之任何股東如收取新股以代替現金股息，亦須自行承擔責任，遵守適用於香港以外地區在轉售股份時之任何規限。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算及交收系統交收買賣股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在聯交所上市及掛牌買賣，股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。另有如本公司日期為二零零四年三月二十三日公佈所述之可轉換為股份之可換股債券，其於盧森堡證券交易所上市。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交聯交所。預期有關該等股份之股票及股息單將於二零零七年七月二十日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零七年七月二十三日開始買賣。倘在極不可能之情況下，新股於二零零七年七月二十日前不獲聯交所批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。　閣下如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啟

二零零七年六月二十日

本文件載有英文原文及中文譯本。如有歧義，概以英文原文為準。

本公司股東務請留意，以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢其個別專業顧問之意見。

作為一間於百慕達註冊成立之獲豁免公司，就百慕達金融管制而言，本公司已被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，倘百慕達通過任何法例以實行按照溢利或收入，或任何資本資產、收益或增值，或遺產稅或繼承稅項性質計徵任何稅項，則任何該稅項將不適用於本公司或其業務運作或股份、本公司債券或其他債務，唯此項保證將不被視為

(i) 防止應用此稅項於任何定居於百慕達之人士；

(ii) 防止應用於依據一九六七年土地稅項法(Land Tax Act, 1967)而應繳之任何稅項或其他因租賃土地予本公司而應繳之稅項。

選擇表格

隨函附奉選擇表格。倘 **閣下擬按上述基準獲配發新股作為 閣下有權收取截至該末期股息之全數，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息，或部分以現金，而餘額以配發新股作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零七年七月六日下午四時三十分交回香港灣仔皇后大道東183號合和中心18樓1806-1807室本公司於香港之股份過戶登記分處，即香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘 閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零七年七月六日下午四時三十分前與本公司於香港之股份過戶登記分處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為該末期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

本通函及選擇表格將不會於香港或任何其他司法管轄區註冊。股份並未根據香港以外任何司法管轄區之適用證券規例登記。本公司已按聯交所證券上市規則第13.36(2)條之規定，就

後名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該末期股息，而股東可選擇全部或部分收取現金以替代股份股息。股東可收取該末期股息之最後過戶日期為二零零七年六月十二日。

該末期股息詳情

有關該末期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股（「新股」），獲發新股之總折讓市值（定義見下文）相等於股東應可選擇收取現金股息每股港幣0.025元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派該末期股息現金港幣0.025元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值（「折讓市值」）指由二零零七年六月二十一日起至二零零七年六月二十七日止（首尾兩天計算在內）五個交易日內一股股份於香港聯合交易所有限公司（「聯交所」）之平均收市價再折讓百分之五（只計算至小數點後四個數字）。因此，須待二零零七年六月二十七日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。本公司將於二零零七年六月二十八日發出新聞通知，而有關用以計算配發以息股份數目之折讓市值之資料亦將登載於本公司及聯交所之網站內。**本公司股東有權作出上述選擇之最後日期為二零零七年七月六日。**

若股東未有於二零零七年七月六日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作該末期股息，則就其名下於二零零七年六月二十日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零七年六月二十日持有未有選擇收取現金之現有股數}}{} \times \frac{\text{港幣0.025元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益（該末期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零七年六月二十日已登記之全部現有股份，均收取現金作該末期股息，則本公司須支付之現金股息總額將約為港幣60,870,000元。

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)
呂耀東
許淇安，GBS，CBE，QPM，CPM (董事總經理(署理))
倫贊球(副董事總經理)
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

截至二零零六年十二月三十一日止年度之以股代息(附現金選擇)之末期股息

緒言

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)於今日舉行之股東週年大會，決議派發截至二零零六年十二月三十一日止年度之末期股息(「該末期股息」)，本公司每股已發行股份(「股份」)港幣0.025元予二零零七年六月二十日辦公時間完結

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

20 June 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meanings ascribed thereto in the Listing Rules.
"Board"	refers to the board of Directors.
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange.
"Chinese Estates"	Chinese Estates Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 127).
"Director(s)"	refers to the director(s) of the Company.
"Golden Arrow"	Golden Arrow Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company.
"Group"	collectively refers to the Company and its subsidiaries.
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of The People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong).
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a Director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them).
"Joint Venture"	refers to the joint venture of the Company and the JV Partners formed for development of the Land through the JV Company and Union King on the terms of the MOA.
"JV Company"	Nimble Limited, a company incorporated in the British Virgin Islands with registered office at Pasea Estate, Road Town, Tortola, British Virgin Islands and formed pursuant to the terms of the MOA for the purpose of the Joint Venture.
"JV Partners"	collectively refers to Nan Fung Development, King Chance and Rich Honour, and "JV Partner" is any one of them.

DEFINITIONS

"King Chance"

King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land and is an Independent 3rd Party.

"Land"

that piece of land registered in the Land Registry as Kowloon Inland Lot No. 11073 at the junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon, Hong Kong as described in the Land Grant.

"Land Grant"

the Agreement and Conditions of Sale No. 20043 in respect of the Land entered into by Union King with the Hong Kong Government.

"Latest Practicable Date"

14 June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein.

"Listing Rules"

the Rules Governing the Listing of Securities on the Stock Exchange.

"MOA"

a Memorandum of Agreement dated 31 May 2007 among Golden Arrow, the JV Company, and the JV Partners for the formation of the Joint Venture.

"Nan Fung Development"

Nan Fung Development Limited, a company incorporated in Hong Kong that is beneficially owned by Mr. Chen Din Hwa and is an Independent 3rd Party.

"Rich Honour"

Rich Honour Limited, a limited company established in Hong Kong and an indirect wholly-owned subsidiary of Chinese Estates and is an Independent 3rd Party.

"SFO"

Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

"Shareholder(s)"

refers to the shareholder(s) of the Company.

"Sino Land"

Sino Land Company Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

"Stock Exchange"

The Stock Exchange of Hong Kong Limited.

"US$"

US Dollar, the lawfully currency of the United States of America.

DEFINITIONS

"Union King"   Union King (Hong Kong) Limited, a company
                                            incorporated in Hong Kong with its registered office
                                            presently at 12th Floor, Tsim Sha Tsui Centre, Salisbury
                                            Road, Tsim Sha Tsui, Kowloon, Hong Kong.

"%"   Percentage.

*For the purpose of this circular, certain English translations of Chinese names or words in this circular are
included for information only, and should not be relied upon as the official translation of such Chinese names or word.*

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
  (Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

**Principal Place of Business
  in Hong Kong:**
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

20 June 2007

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
AND
FORMATION OF A JOINT VENTURE
FOR DEVELOPMENT OF LAND IN HONG KONG

1. INTRODUCTION

On 31 May 2007, the Board announced that Golden Arrow (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Pursuant to the terms of the MOA, the Company has acquired a 15% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a discloseable transaction. The purpose of this circular is to provide you with details of the Joint Venture.

2. THE MOA

(I) Date of the MOA

31 May 2007

(II) PARTIES TO THE MOA

1. King Chance.

2. Nan Fung Development.

3. Golden Arrow.

4. Rich Honour.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), each of the JV Partners is an Independent 3rd Party.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company is investing in Union King, a newly incorporated company the business of which is to develop the Land.

The Land is held under the Land Grant for a term of 50 years from 8 May 2007 and shall not be used for any purpose other than non-industrial (excluding godown, hotel, or petrol filling station) purposes. The site area of the Land is (about) 8,060 square meters, and maximum gross floor area for development on the Land is 60,450 square meters, of which 52,390 square meters are for private residential and 8,060 square meters are for non-industrial (excluding private residential, godown, hotel, or petrol filling station) purposes according to the Land Grant. Union King (a wholly-owned subsidiary of the JV Company) has entered into the Land Grant with the Hong Kong Government and paid in full the Land premium of HK$4,000,000,000 on 5 June 2007. The share of Land premium is in proportion to each JV Partner's respective equity interest in the JV Company.

Ownership of Union King & the JV Company

The board of directors of the JV Company and Union King will comprise, in both cases, 8 directors, 4 of whom are nominated by King Chance, 2 by Nan Fung Development and one each by Rich Honour and Golden Arrow.

Pursuant to the terms of the MOA, the JV Company has issued 45 shares to King Chance, as well as 15 shares to Golden Arrow, 25 shares to Nan Fung Development, and 15 shares to Rich Honour. The shareholdings of the JV Company is that as described in (A) of this section (III). The shareholding of Union King is that as described in (B) of this section (III).

(A) THE JV COMPANY

Name of shareholder	No. of issued shares held	% of equity Interest
1. King Chance	45	45%
2. Nan Fung Development	25	25%
3. Golden Arrow	15	15%
4. Rich Honour	15	15%
TOTAL	100	100%

(B) UNION KING

Name of shareholder	No. of issued shares held	% of equity Interest
The JV Company	One (HK$1.00 each)	100%

Executive committee

There is an executive committee under Union King which is responsible for overseeing and monitoring the development and the day-to-day administration and management of development project on the Land. The executive committee reports to the board of Union King and consists of 6 committee members. King Chance nominates three, and each of Nan Fung Development, Golden Arrow, and Rich Honour nominates one representative to the executive committee.

Financing of the JV Company & Union King

It is presently estimated that the total cost of the development will be HK$5,000 million, of which HK$4,000 million represents the Land premium and HK$1,000 million represents the estimated construction cost for the development.

Golden Arrow and each of the JV Partners agreed that the development of the Land has financed through (a) bank borrowing (of which the JV Partners may be required to provide security or guarantee) and (b) shareholders' loans. All guarantees and

shareholders' loans are provided by the respective parent companies of Golden Arrow and the JV Partners (in the case of Nan Fung Development, by Nan Fung Development and Nan Fung Textiles Limited) on a several basis and in proportion to their respective equity interests in the JV Company.

On 31 May 2007, Union King has entered into a facility agreement with lenders under which a loan facility of a total amount of HK$3,000 million has been granted to Union King to finance payment of 50% of the Land premium (being HK$2,000 million) and 100% of the construction cost (presently estimated at HK$1,000 million) in respect of the development of the Land. Union King has already drawn on HK$2,000 million of the loan facility to pay for 50% of the Land premium on 5 June 2007. The loan facility was obtained after arm's length negotiation with the lenders, bearing normal commercial interest rates. As security for the loan facility to Union King, on 31 May 2007:

(i)   the Company together with Sino Land, Nan Fung Development and Nan Fung Textiles Limited (between them as one group), and Chinese Estates (collectively, the "*Covenantors*") have entered into:

  (a)   a guarantee in favor of the lenders on a several and pro rata basis in proportion to each of Golden Arrow and the relevant JV Partners' respective equity interest in the JV Company; and

  (b)   a funding agreement (together with Union King) in favor of the lenders pursuant to which (inter alia) the Covenantors have undertook on a several and on the same pro rata basis to fund construction and other costs required to complete the development project, and jointly and severally to procure that Union King will complete the development project according to the construction time schedule;

(ii)   Nan Fung Development and the respective subsidiaries of the Covenantors (other than the Nan Fung group of Covenantors) have entered into a subordination agreement with the lenders pursuant to which, inter alia, all present and future indebtedness owed by Union King to these subsidiaries is subordinated to the indebtedness of Union King to the lenders under the HK$3,000 million loan facility.

The Company (together with the other Covenantors) has funded the other 50% of the Land premium by way of shareholders' advances on a pro rata basis by reference to their respective equity interests in the JV Company to enable Union King to pay the full amount of the Land premium on 5 June 2007.

Profit Sharing

It is expected that any profit of the JV Company will be ultimately shared by the JV Partners pro rata based on their respective equity interests in the JV Company.

(IV) CONSIDERATION & COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Pursuant to the terms of the MOA, Golden Arrow has paid for its 15 shares (representing 15% equity interest) in the issued share capital of the JV Company. The Company has advanced by way of shareholders' loan to the JV Company, on a pro rata basis by reference to its 15% equity interest, a sum of HK$301,450,500 for the purposes of funding its portion of the 50% of the Land premium and the front end fee and agency fee in connection with the loan facility described above. The source of funding for this shareholders' advance to the JV Company is from internal resources of the Company.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$751,450,500 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1.	15% share of Land premium	HK$600,000,000
2.	15% share of construction and development costs	HK$150,000,000
3.	15% share of the lenders' agency and loan commitment fee	HK$1,450,500

3. ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land, which is principally engaged in the property development and investment in Hong Kong.

4. ABOUT NAN FUNG DEVELOPMENT

The Company has been informed that Nan Fung Development is a wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong.

5. ABOUT RICH HONOUR

The Company has been informed that Rich Honour is an indirect wholly-owned subsidiary of Chinese Estates, which is an investment holding company. The principal subsidiaries of Chinese Estates are engaged in property investment and development, brokerage, securities investment and money lending.

6. ABOUT GOLDEN ARROW

Golden Arrow is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

7. REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole. The JV Company will be equity accounted for in the consolidated accounts of the Group and will be treated as jointly controlled entity in the consolidated accounts of the Group.

The Board does not expect the Joint Venture to have any significant effect on the earnings and assets and liabilities of the Company.

8. GENERAL

The MOA is binding on Golden Arrow, the JV Company, and the JV Partners and it is expected that in due course the MOA will be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate. In the event that there is a material change to the terms of the MOA as described in this circular, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

9. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the ordinary shares of the Company ("*Shares*"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules, were as follows:

(a) Shares

	Number of Shares					Approximate % of Issued Share Capital
Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Che-woo Lui	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.23
Francis Lui Yiu Tung	5,837,364	—	—	1,268,160,371[3]	1,273,997,735	52.32
Eddie Hui Ki On	580,000	—	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,230,931	—	—	—	2,230,931	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	1,268,160,371[3]	1,276,500,742	52.43
Sir David Akers-Jones	150,000	—	—	—	150,000	0.01
Michael Leung Man Kin	700,000	—	—	—	700,000	0.03
Philip Wong Kin Hang	601,226	—	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	—	550,000	0.02
Robin Chan Yau Hing	932,651	—	—	—	932,651	0.04
Charles Cheung Wai Bun	907,239	—	—	—	907,239	0.04
Robert George Nield	500,000	—	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

(b) Share Options

Directors	Options held at the Latest Practicable Date	Exercise Price per Share (HK$)	Exercise period
Che-woo Lui	1,350,000	1.906	22 Oct 2006 — 21 Oct 2011
Francis Lui Yiu Tung	1,340,000	1.906	22 Oct 2006 — 21 Oct 2011
Eddie Hui Ki On	580,000	1.906	22 Oct 2006 — 21 Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22 Oct 2006 — 21 Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22 Oct 2006 — 21 Oct 2011
Sir David Akers-Jones	150,000	0.720	1 Mar 2004 — 28 Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22 Oct 2006 — 21 Oct 2011
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	500,000	1.906	22 Oct 2006 — 21 Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22 Oct 2006 — 21 Oct 2011
Robert George Nield	500,000	1.906	22 Oct 2006 — 21 Oct 2011

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,191,314 Shares through the interests of his spouse.

(2) 35,376,195 Shares and 3,067,635 Shares are respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which are controlled by Dr. Che-woo Lui.

(3) 1,268,160,371 Shares representing more than one-third of the Company's issued share capital are held by the discretionary trusts established by Dr. Che-woo Lui as founder. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those Shares held by the trusts.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) or any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under Divisions 2 and 3 of Part XV of the SFO were as follows:

Shareholders	Number of Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,268,160,371[1]	52.08
Penta Investment Advisers Ltd.	342,866,104[2]	14.08
Zwaanstra John	342,866,104[2]	14.08
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[4]	7.88
Zwaanstra Todd	149,309,104[5]	6.13
Mercurius GP LLC	149,309,104[5]	6.13
Penta Japan Fund, Ltd.	149,309,104[6]	6.13

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which holds 1,268,160,371 Shares.

(2) Penta Investment Advisers Ltd., a company controlled by Zwaanstra John, is interested in 342,866,104 Shares in the capacity of investment manager.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is the trustee of a trust which is interested in 191,857,634 Shares.

(4) Polymate Co., Ltd. is the ultimate holding company of those companies which are interested in 191,857,634 Shares.

(5) Mr. Zwaanstra Todd is the trustee and Mercurius GP LLC is the founder of a trust which is interested in 149,309,104 Shares.

(6) Penta Japan Fund, Ltd., which is controlled by Mr. Zwaanstra Todd is interested in 149,309,104 Shares.

There is duplication of interest of:

(i)   1,268,160,371 Shares among Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares are also interested by HSBC International Trustee Limited and of these Shares, 191,857,634 Shares are also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 342,866,104 Shares among Penta Investment Advisers Ltd. and Zwaanstra John and of these Shares, 149,309,104 Shares are also interested by Zwaanstra Todd, Mercurius GP LLC and Penta Japan Fund, Ltd.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

4.   LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5.   SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into or has proposed to enter into any service agreements with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6.   COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Che-woo Lui — a controlling shareholder of the Company (as defined under the Listing Rules) — as well as Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "Relevant Directors"), through (directly and indirectly) a family trust, are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("Competing Business") may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of the holding company of the Competing Business.

Notwithstanding that the Relevant Directors are also Directors, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business

performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

The Directors have also considered that, territorial wise, the Competing Business is more focusing in Hong Kong whereas the Group is more diversified with property development and property investment businesses in Mainland China, Hong Kong, and South East Asia. In terms of size, on a total assets basis, the Competing Business is substantially smaller than that of the Group. Also, the Group has a more diversified business and property portfolio than the Competing Business. The Directors considered that the Competing Business is not in line with the Group's current business strategy and will not consider including the Competing Business into the Group's business.

Save a disclosed above, there is no other competing interest between the Directors and his/her respective associates and the Group.

7. **GENERAL**

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants Association of Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

董事亦認為，就業務的區域而言，鑑於競爭業務較專注於香港之物業投資及買賣，本集團則廣及內地、香港及東南亞之物業投資發展，亦鑑於競爭業務之規模以總資產基準計算較本公司為小。同時，本集團擁有較多元化及妥善管理之物業投資組合。董事認為競爭業務之物業投資組合並非與本集團現時之投資策略一致，亦無意向競爭業務注入本集團。

除上述披露外，董事及其各自有關的聯繫人與本集團並無其他業務競爭權益。

7. 其他資料

(甲) 本公司之註冊辦事處為 Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要營業地點為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師，亦為紐約州律師公會之律師及為新加坡之律師／出庭代訟人；而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

下列為重複權益：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士共同擁有1,268,160,371股股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，其中191,857,634股股份權益由Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 共同擁有；及

(ii) Penta Investment Advisers Ltd. 及 Zwaanstra John 擁有之342,866,104股股份；其中149,309,104股股份權益亦由Zwaanstra Todd, Mercurius GP LLC 及 Penta Japan Fund, Ltd. 共同擁有。

除上述披露外，於最後可行日期，本公司並無接獲任何擁有本公司股份及相關股份之權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報該等權益或淡倉。

4. 訴訟

於最後可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須作賠償（法定賠償除外）之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士 — 為本公司之控股股東（定義見上市規則）— 與呂耀東先生及鄧呂慧瑜女士（三人統稱「有關董事」），透過家族信託（直接或間接）於其下若干從事物業投資、買賣及發展業務之獨立管理公司中擁有權益。該等公司之業務（「競爭業務」）與本集團的業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。

儘管有關董事亦為本公司之董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名成員，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士（核數／會計及法律方面），成功的實業家，及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保

3. 主要股東之權益

於最後可行日期，根據證券及期貨條例第XV部第2及第3分部而須予備存於本公司登記冊內，持有本公司股份及相關股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東	股份數目 (好倉)	佔已發行股本 之概約百分比
HSBC International Trustee Limited	1,268,160,371[1]	52.08
Penta Investment Advisers Ltd.	342,866,104[2]	14.08
Zwaanstra John	342,866,104[2]	14.08
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[4]	7.88
Zwaanstra Todd	149,309,104[5]	6.13
Mercurius GP LLC	149,309,104[5]	6.13
Penta Japan Fund, Ltd.	149,309,104[6]	6.13

附註：

(1) HSBC International Trustee Limited 為持有1,268,160,371股股份之全權信託之信託人。

(2) Penta Investment Advisers Ltd. 由 Zwaanstra John 控制。該公司以投資經理之身份擁有342,866,104股股份權益。

(3) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託之受益人及信託人，而該信託擁有191,857,634股股份權益。

(4) Polymate Co., Ltd. 為持有191,857,634股股份權益的公司之最終控股公司。

(5) Zwaanstra Todd 及 Mercurius GP LLC 分別為一項信託之信託人及創立人，而該信託擁有149,309,104股股份權益。

(6) Penta Japan Fund, Ltd. (由 Zwaanstra Todd 控制) 擁有149,309,104股股份權益。

（乙）認股權

董事	於最後 可行日期 所持有之 認股權	每股 行使價 (港元)	行使期
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	—	—	—
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	—	—	—
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,191,314股股份之權益。

(2) Best Chance Investments Ltd.及步基證券有限公司分別持有35,376,195股股份及3,067,635股股份，該兩間公司均由呂志和博士控制。

(3) 由呂志和博士作為創立人之全權信託持有1,268,160,371股股份，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該信託所持有上述股份之權益。

上述所有權益均指好倉。

　　除上文所披露外，於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉（如有）），及根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，本公司各董事及行政總裁概無在本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有任何權益或淡倉。

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))，或根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)之本公司之普通股股份(「股份」)、相關股份及債券中所擁有之權益及淡倉(如有)，與有關認購股份之權益，及行使該等權益之詳情，分列如下：

(甲) 股份

董事	股份數目					佔已發行股本之概約百分比
	個人權益	家族權益	公司權益	其他權益	合計	
呂志和	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.23
呂耀東	5,837,364	–	–	1,268,160,371[3]	1,273,997,735	52.32
許淇安	580,000	–	–	–	580,000	0.02
倫贊球	2,230,931	–	–	–	2,230,931	0.09
鄧呂慧瑜	8,340,371	–	–	1,268,160,371[3]	1,276,500,742	52.43
鍾逸傑爵士	150,000	–	–	–	150,000	0.01
梁文建	700,000	–	–	–	700,000	0.03
黃乾亨	601,226	–	–	–	601,226	0.02
李東海	550,000	–	–	–	550,000	0.02
陳有慶	932,651	–	–	–	932,651	0.04
張惠彬	907,239	–	–	–	907,239	0.04
廖樂柏	500,000	–	–	–	500,000	0.02

除上文所披露外，上述所有個人權益均為各董事以實益擁有人之身份持有。

7. 進行收購及成立合營企業之理由

董事認為香港樓市前景樂觀,尤其是豪宅市場。董事會相信,透過合營企業收購該地塊之權益不僅可擴大本集團之資產投資組合,同時亦可提升本集團於香港豪宅市場之地位。董事認為合營企業乃按正常商業條款成立,條款對本公司及股東而言屬公平合理,而成立合營企業乃符合本公司及股東之整體利益。合營公司之權益將於本集團之綜合賬目入賬,為本集團之共同控制實體。

董事會並未預期此合營企業會對本公司之利潤、資產及債務有任何重大的影響。

8. 一般事項

備忘協議對金箭、合營公司及合營夥伴均具約束力,並將於適當時間以一份由相同訂約方訂立之股東協議取代,屆時備忘協議將予終止。倘本通函所述備忘協議之條款有重大變更,本公司將另行公佈或刊發補充通函(視乎情況而定)。倘若本公司於合營企業之總資本承擔有任何增加,導致適用之百分比率超逾25%,本公司將遵守上市規則第十四章之相關規定。

9. 進一步資料

敬請留意本通函附錄所載之一般資料。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零七年六月二十日

(IV) 合營企業之代價及本公司對合營企業之承擔

根據備忘協議之條款,金箭已支付其於合營公司已發行股本中之15股股份(佔15%股本權益),而本公司已按其本身之15%權益之比例以股東貸款方式墊支港幣301,450,500元,用作支付50%地價,以及貸款融資之手續費用及代理費用。本公司透過內部資源注資該筆股東墊支款項予合營公司。

本公司於合營企業之總承擔(按現時估計)為港幣751,450,500元(惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更),即:

1.	地價之15%權益	港幣600,000,000元
2.	建築及開發成本之15%權益	港幣150,000,000元
3.	銀團之代理人及貸款承擔費用之15%權益	港幣1,450,500元

3. 有關會連之資料

本公司獲告知,會連為一間投資控股公司,為信和置業之全資附屬公司。信和置業之主要業務為於香港從事物業發展及投資。

4. 有關南豐發展之資料

本公司獲告知,南豐發展由Chen's Holdings Limited全資擁有,而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務為於香港從事物業發展及投資。

5. 有關豐鴻之資料

本公司獲告知,豐鴻為一間投資控股公司,為華人置業之間接全資附屬公司。華人置業之主要業務為物業投資及發展、經紀服務、證券投資及放債。

6. 有關金箭之資料

金箭為本公司之間接全資附屬公司,為一間投資控股公司。本公司主要附屬公司之主要業務為於中國內地、香港及東南亞從事物業發展及投資。

公司)以個別基準及按彼等於合營公司之股份權益比例作出擔保及提供股東貸款。

於二零零七年五月三十一日，聯基與銀團簽訂融資協議，由銀團提供貸款融資予聯基，總額港幣3,000,000,000元，用作支付50%之地價(港幣2,000,000,000元)及100%之建築成本(現估計為港幣1,000,000,000元)，藉以發展該地塊。聯基已於二零零七年六月五日提取港幣2,000,000,000元，用作支付50%之地價。貸款融資經與銀團正常商討後所得，屬一般商業利率。於二零零七年五月三十一日，就貸款融資予聯基作出抵押：

(i) 本公司與信和置業、南豐發展及南豐紡織有限公司(相互合為一組)，以及華人置業(統稱「契諾承諾人」)簽訂下列文件：

   (a) 擔保書。各契諾承諾人以各自其於合營公司股份權益按比例向銀團提供擔保；及

   (b) 注資協議。契諾承諾人向銀團及聯基承諾(以個別及按比例之基準)注資建築及其他所需費用以完成該發展項目，以及(以共同及個別之基準)促使該發展項目能按進度完成；

(ii) 南豐發展及其他各自契諾承諾人之附屬公司與銀團簽訂債權從屬協議，就港幣3,000,000,000元之貸款融資予聯基對該等附屬公司所有現時及將來未償還款項從屬予銀團。

本公司(並與其他各契諾承諾人)已於二零零七年六月五日以股東貸款墊支方式按彼等在合營公司股份權益之比例為基準分別注資另外50%地價，以便聯基能支付地價全數金額。

利潤分配

預期合營公司之任何利潤將按比例其在合營公司股份權益最終分配予合營夥伴。

董 事 會 函 件

根據備忘協議之條款,合營公司已發行45股股份予會連、15股股份予金箭、25股股分予南豐發展,以及15股股份予豐鴻。合營公司之股權如本文第(III)節(A)項所述。聯基之股權如本文第(III)節(B)項所述。

(A) 合營公司

股東名稱	所持已發行股份數目	所佔股本權益百分比
1. 會連	45	45%
2. 南豐發展	25	25%
3. 金箭	15	15%
4. 豐鴻	15	15%
總計	100	100%

(B) 聯基

股東名稱	所持已發行股份數目	所佔股本權益百分比
合營公司	1股 (每股港幣1元)	100%

執行委員會

聯基轄下之執行委員會專責監督及控制該地塊發展及日常行政運作,以及管理該發展項目之該地塊。執行委員會需向聯基之董事會匯報。執行委員會由六名委員組成,其中由會連提名三人加入執行委員會,而南豐發展、金箭及豐鴻則各提名一位代表加入執行委員會。

合營公司及聯基之融資

總發展成本現估計為港幣5,000,000,000元,其中港幣4,000,000,000元為地價,而港幣1,000,000,000元為該發展之估計建築成本。

金箭及各合營夥伴同意透過(a)銀行借貸(合營夥伴或須作出抵押或擔保)及(b)股東貸款方式發展該地塊。金箭及合營夥伴之母公司(而南豐發展則以自身及南豐紡織有限

2. 備忘協議

(I) 訂立備忘協議之日期：

二零零七年五月三十一日

(II) 合營企業之訂約方

1. 會連。

2. 南豐發展。

3. 金箭。

4. 豐鴻。

各董事經合理查詢後知悉並深信，各合營夥伴均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展該地塊及管理發展後之房地產。合營公司持有聯基（一間新成立之公司），而聯基之業務則為發展該地塊。

該地塊乃根據土地合同批出，由二零零七年五月八日起為期五十年，除用作非工業用途（不包括貨倉、酒店或加油站）外，不得用作其他用途。根據土地合同，該地塊之地盤面積（約）8,060平方米，而該地塊之最大建築面積為60,450平方米（其中52,390平方米用作私人住宅用途，而8,060平方米用作非工業用途（不包括私人住宅、貨倉、酒店或加油站））。聯基（合營公司之全資附屬公司）已於二零零七年六月五日全數支付地價港幣4,000,000,000元後，與香港政府落實土地合同。而地價之出資按照個別合營夥伴於合營公司之股份權益比率攤分。

聯基及合營公司之擁有權

合營公司及聯基兩者之董事會由八名董事組成，其中四人由會連提名，兩人由南豐發展提名，及由豐鴻與金箭各提名一人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司

(於百慕達註冊成立之有限公司)

（股份代號：173）

執行董事：	**註冊辦事處：**
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc, DBA（主席）	Canon's Court
呂耀東	22 Victoria Street
許淇安，GBS，CBE，QPM，CPM（董事總經理（署理））	Hamilton HM 12
倫贊球（副董事總經理）	Bermuda
鄧呂慧瑜，太平紳士	
非執行董事：	**香港主要營業地點：**
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*	香港
梁文建，CBE，太平紳士	北角
黃乾亨博士，GBS，太平紳士，LLD，DH	渣華道191號
李東海博士，GBM，GBS，LLD，太平紳士*	嘉華國際中心
陳有慶博士，GBS，LLD，太平紳士*	二十九樓
張惠彬博士，太平紳士*	
廖樂柏*	

* 獨立非執行董事

敬啟者：


須 予 披 露 交 易

及

成 立 合 營 企 業

藉 以 發 展 位 於 香 港 之 該 地 塊


1. 緒言

董事會於二零零七年五月三十一日宣佈，金箭（本公司之間接全資附屬公司）已就合營企業訂立備忘協議，藉以發展該地塊。根據備忘協議之條款，本公司同意購入合營公司之15%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露交易。本通函旨在向 閣下提供合營企業之詳情。

釋　義

「聯基」	指	聯基 (香港) 有限公司，一間於香港註冊成立之公司，其註冊辦事處現位於香港九龍尖沙咀梳士巴利道尖沙咀中心十二樓。
「百分比」	指	百分比。

就本通函而言，內文中若干中文名稱或詞彙的英文翻譯僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻譯。

「會連」	指	會連發展有限公司，一間於香港註冊成立之公司，由信和置業實益擁有，為一獨立第三方。
「該地塊」	指	土地合同所述於土地註冊處註冊為香港九龍內地段第11073號九龍西九龍填海區海泓道、欣翔道及友翔道交界之該幅地塊。
「土地合同」	指	聯基與香港政府將就該地塊訂立之土地條件批文(編號：20043)。
「最後可行日期」	指	二零零七年六月十四日，即本通函付印前確認其中所載若干資料之最後可行日期。
「上市規則」	指	聯交所證券上市規則。
「備忘協議」	指	豐鴻、合營公司及合營夥伴就合作發展該地塊而於二零零七年五月三十一日訂立之備忘協議。
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生實益擁有，為一獨立第三方。
「豐鴻」	指	豐鴻有限公司，一間於香港註冊成立之有限公司，為華人置業之間接全資附屬公司，為一獨立第三方。
「證券及期貨條例」	指	香港法例第571章證券及期貨條例。
「股東」	指	本公司之股東。
「信和置業」	指	信和置業有限公司，一間於香港註冊成立之公司，其股份於聯交所主板上市(股份代號：83)。
「聯交所」	指	香港聯合交易所有限公司。
「美元」	指	美國法定貨幣美元。

釋　義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義。
「董事會」	指	董事會。
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市。
「華人置業」	指	華人置業集團有限公司，一間於百慕達註冊成立之公司，其股份於聯交所主板上市(股份代號：127)。
「董事」	指	本公司董事。
「金箭」	指	金箭有限公司，一間於香港註冊成立之公司，為本公司之間接全資附屬公司。
「本集團」	指	本公司及其附屬公司之統稱。
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及香港法定貨幣港元。
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人)之獨立第三方。
「合營企業」	指	本公司根據備忘協議之條款與合營夥伴合作，透過合營公司及聯基以發展該地塊。
「合營公司」	指	Nimble Limited，一間於英屬處女群島註冊成立之公司，註冊辦事處位於Pasea Estate, Road Town, Tortola, British Virgin Islands，為合作發展該地塊及根據備忘協議之條款而成立之合營公司。
「合營夥伴」	指	南豐發展、會連及豐鴻之統稱，其各自亦稱為「合營夥伴」。

目　錄

此乃要件　請即處理

閣下如對本通函任何方面有**疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之 K. Wah International Holdings Limited 嘉華國際集團有限公司之股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露交易
及
成立合營企業
藉以發展位於香港之該地塊

二零零七年六月二十日

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES
FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

In accordance with the requirements under Rule 13.16 of the Listing Rules, the Company announces the details of such financial assistance and guarantees it has given to affiliated companies.

Reference is made to the announcement made by the Company dated 31 May 2007 pursuant to Chapter 14 of the Listing Rules ("JV Announcement"). Terms defined in JV Announcement have the same meaning when used in this announcement, unless otherwise stated. Nimble Limited is an affiliated company of the Company. On 5 June 2007, Union King (the wholly-owned subsidiary of Nimble Limited) will draw on the HK$3,000,000,000 loan facilities under which the Company has provided corporate guarantee and entered into funding agreement and Golden Arrow (an indirect wholly-owned subsidiary of the Company) has entered into subordination agreement with lenders.

As at the date of this announcement and in addition to the financial assistance to affiliated company which the Company announced on 30 May 2007, the financial assistance given to, and guarantees given for facilities granted to affiliated companies of the Company, together, amount to HK$1,963,950,500 in aggregate (representing (approximately) 13.2% of the total assets of the Company) as follows:

Name of affiliated companies	Company's % equity interest in the affiliated companies	Amount of loan facilities made available to the affiliated companies	Amount guaranteed by the Company	Amount of committed capital injection to the affiliated companies	Execution/ Drawdown dates of the loan facilities	Amount utilized by affiliated companies	Final maturity date of the loan facilities
		HK$	HK$	HK$		HK$	
Full Raise International Limited	25%	3,100,000,000	775,000,000	437,500,000	23 May 2007 (execution) 30 May 2007 (drawdown)	1,750,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 23 May 2011 and (b) the date falling 6 months after the issuance of the Certificate of Compliance by the Director of Lands ("Certificate")
Nimble Limited	15%	3,000,000,000	450,000,000	301,450,500	31 May 2007 (execution) 5 June 2007 (drawdown)	2,000,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 31 May 2011 and (b) the date falling 6 months after the issuance of the Certificate
Total			1,225,000,000	738,950,500		3,752,000,000	

All the above loan facilities: -

1. are secured by respective guarantees and funding agreements for project cost overrun (with completion guarantee) by the Company (on several basis and pro rata to the Company's equity interest in the relevant affiliated companies) and subordination agreements in respect of the indebtedness by the wholly-owned subsidiaries of the Company in favor of the relevant group of lenders; and

2. carry interest which is at normal commercial rate after arm's length negotiation with the relevant lenders.

The respective capital injections (unsecured and on several basis and pro rata to the Company's equity interest in the relevant affiliated companies) are funded from the internal resources of the Group by way of shareholder's advances.

The Company will continue to monitor the financial assistance to affiliated companies, and will comply with any further disclosure requirements (if necessary) and the relevant continuing disclosure requirements pursuant to Rules 13.20 and 13.22 of the Listing Rules for so long as the circumstances giving rise to such disclosure obligation continue to exist.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 5 June 2007



香港經濟日報　2007年6月5日　星期二

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

有關上市規則第13.16條之披露
向聯屬公司提供財務資助

根據上市規則第13.16條規定，本公司公佈向下列聯屬公司提供以下財務資助及作出擔保。

茲提述本公司於二零零七年五月三十一日根據上市規則第十四章刊發之公佈（「該合營企業公佈」）。除本文義另有所指外，本公佈所用詞彙與該合營企業公佈所界定者具有相同涵義。Nimble Limited為本公司之聯屬公司。聯磊（Nimble Limited之全資附屬公司）將於二零零七年六月五日提取港幣$3,000,000,000元之貸款融資，就此本公司須提供擔保及簽訂注資協議，而金滿（本公司之間接全資附屬公司）亦與銀團簽訂償債從屬協議。

於本公佈日，再計及本公司於二零零七年五月三十日公佈其向聯屬公司提供財務資助，本公司向其聯屬公司提供財務資助及作出之擔保總額合共為港幣1,963,950,500元（相等於本公司總資產比率約13.2%），詳情如下：

聯屬公司之名稱	本公司持有聯屬公司股份權益之百分比	聯屬公司貸款之金額	本公司提供擔保之金額	向聯屬公司作資本注資之金額	簽訂／提取貸款融資之日期	聯屬公司已動用之金額	貸款融資最後到期日
		港幣	港幣	港幣		港幣	
Full Raise International Limited	25%	3,100,000,000	775,000,000	437,500,000	二零零七年五月二十三日（簽訂）二零零七年五月三十日（提取）	1,750,000,000（以支付50%地價）及1,000,000（部份建築成本）	以較早日期之（甲）二零一一年五月二十三日及（乙）由地政署署長發給滿意紙（「滿意紙」）後六個月
Nimble Limited	15%	3,000,000,000	450,000,000	301,450,500	二零零七年五月三十一日（簽訂）二零零七年六月五日（提取）	2,000,000,000（以支付50%地價）及1,000,000（部份建築成本）	以較早日期之（甲）二零一一年五月三十一日及（乙）發給滿意紙後六個月
合計			1,225,000,000	738,950,500		3,752,000,000	

上述貸款融資均為：

1. 由本公司（按個別基準及本公司持有有關聯屬公司之權益比例）提供擔保及就項目成本超支簽訂注資協議（迎向項目完成擔保），以及就本公司之全資附屬公司之未償還款項，由該全資附屬公司從屬予有關銀團而簽訂之償債從屬協議；及
2. 經與有關銀團正常商討後所得，利率屬一般商業條款。

本集團透過內部資源，以股東貸款方式（無抵押及按個別本公司於有關聯屬公司之股份權益比例）墊支有關資本注資。

本公司將繼續監察向聯屬公司提供財務資助及遵守任何進一步披露之要求（如需要），倘引起披露責任的情況繼續存在，本公司將根據上市規則第13.20及13.22條規定繼續履行持續披露責任。

於本公佈日，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、[illegible]先生及鄧呂慧瑜女士；非執行董事為[illegible]先生及[illegible]博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、[illegible]博士及[illegible]先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年六月五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

有關上市規則第13.13及13.16條之披露
向某實體及聯屬公司給予貸款及提供財務資助

本公司僅此宣布，本公司向某實體及聯屬公司所作之貸款／財務資助及就其所獲財務貸款而作出之擔保總額超過本公司資產總值8%。根據上市規則第13.13及13.16條規定，本公司須就該等貸款／財務資助及擔保之詳情作出公佈。

謹提述本公司於二零零七年四月四日根據上市規則第十四章刊發之公佈(「該合營企業公佈」)。除本文義另有所指外，本公佈所用詞彙與該合營企業公佈所界定者具有相同涵義。Full Raise International Limited(合營公司)為本公司之聯屬公司。於二零零七年五月二十三日，就銀團向榮享(合營公司之全資附屬公司及地塊之承授人)提供總額港幣3,100,000,000元之財務貸款(「財務貸款」)，本公司提供擔保及簽訂注資協議，澤原(本公司之間接全資附屬公司)亦與借貸人簽訂債權從屬協議，以發展地塊。榮享將於二零零七年五月三十日提取港幣1,751,000,000元之財務貸款。本公司向榮享所作之貸款及就其所獲財務貸款而作出之擔保總額超過本公司資產總值8%。根據上市規則第13.13及13.16條規定，本公司須就該等財務資助及擔保之詳情作出公佈：

聯屬公司之名稱	本公司持有聯屬公司股份權益之百分比	由榮享(為聯屬公司全資擁有)獲取財務貸款之金額	本公司提供擔保之財務貸款金額	由本集團以股東貸款方式向聯屬公司作資本進資之金額
Full Raise International Limited	25%	港幣3,100,000,000元	港幣775,000,000元(按個別基準及按本公司持有聯屬公司25%權益比例基準)，其中港幣437,500,000元為本公司已支付其所佔25%於一半地價之再融資，地價之全數已支付，而港幣337,500,000元則為發展該地塊之建築費用。	港幣437,500,000元(無抵押及免息，並按本公司持有聯屬公司25%權益比例作出)。資金注資由本集團內部資源融資，並由榮享用以支付部份地價。

根據上市規則第13.16條所須披露財務貸款之其他資料：

財務貸款之利息比率：　借貸人正常商討後之一般商業利率。

財務貸款之最終還款期：　以較早日期之(甲)由二零零七年五月二十三日起計四十八個月及(乙)由地政署署長就該地塊發給滿意紙後六個月。

本集團就財務貸款提供之擔保：　由澤原簽訂之債權從屬協議已從屬有關榮享對其之所有未償還款項，另本公司提供予借貸人擔保及注資協議以負責有關項目超支成本(包括完工擔保)(按個別基準／按比例本公司持有聯屬公司之25%權益)。

由榮享使用就本公司已提供擔保之財務貸款金額：　港幣1,750,000,000元(澤原及合營夥伴就該地塊已支付再融資之一半地價)及港幣1,000,000元(地塊部份之建築費用)將由榮享將於二零零七年五月三十日提取財務貸款。

倘引起披露責任的情況繼續存在，本公司將根據上市規則第13.20及13.22條規定繼續履行持續披露責任。

於本公佈日，本公司之執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年五月三十日

END